Exhibit 99.1

Genius Sports Announces Investor Day on January 27

LONDON & NEW YORK, December 17, 2021 – Genius Sports Limited (NYSE:GENI) (“Genius” or “GSL”) today announced that it will host a virtual Investor Day on Thursday, January 27, 2022, beginning at 9:00AM EST.

Event registration and details are available on Genius Sports’ Investor Relations website at investors.geniussports.com. Following the conclusion of the live event, a replay and accompanying materials will also be available on the Investor Relations website

Genius also released a letter from its CEO, Mark Locke, which can be found on the Investor Relations website at investors.geniussports.com and below.

From Mark Locke, CEO

Since the founding of Genius Sports two decades ago, it is hard to think of a year as transformational as 2021.

Genius is an organization that listens to its partners and adapts to changing dynamics. This is core to how we run our business, lead in the development of our fast-growing and evolving industry, and drive shareholder value.

As 2021 comes to a close, we would like to reiterate certain key tenets that inform our approach as we enter 2022 and beyond:

•	Drive operational excellence across the business, with an eye towards sustainable growth, value creation and innovation

•	Communicate clearly and effectively

•	Maintain a clear focus on creating shareholder value in the near, medium, and long-term

I remain incredibly optimistic about the future of Genius Sports and the industries that we support. We are still in the early stages of growth and believe that the opportunity for Genius Sports and other players in the ecosystem is very significant. In North America alone, as of 2021, we are $3.5bn into an estimated $42bn OSB GGR market by 20331. To draw a comparison, we are only just beginning to suit up and take the field.

We hope you will join us on January 27, 2022 for our first Investor Day. We are preparing for an interesting and informative session. Please refer to our Investor Relations website for registration details.

Wishing everyone a happy holiday season.

All the best,

Mark Locke

[1]	Goldman Sachs Global Investment Research, Americas Gaming, Lodging and Leisure 2022 Outlook, December 14, 2021

About Genius Sports

Genius Sports is the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. We are a global leader in digital sports content, technology and integrity services. Our technology is used in over 150 countries worldwide, empowering sports to capture, manage and distribute their live data and video, driving their digital transformation and enhancing their relationships with fans.

We are the trusted partner to over 400 sports organizations globally, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and PGA.

Genius Sports is uniquely placed through cutting-edge technology, scale and global reach to support our partners. We are more than just a technology company, we build long-term relationships with sports at all levels, helping them to control and maximize the value of their content while providing technical expertise and round-the-clock support.

Contacts

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Charlie Harrison / Katherine Kremer, The One Nine Three Group

+44 788 41 36143 / +1 (917) 885-9704

charlie.harrison@the193.com / Katherine.kremer@the193.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954) 554-7932

brandon.bukstel@geniussports.com

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: the effect of COVID-19 on our business; risks related to achieving the anticipated benefits of our partnerships and agreements with our league partners; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 30, 2021.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We undertake no obligation to publicly update or revise any forward-looking statements contained herein, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based